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Exhibit 99.3

NOVA CHEMICALS CORPORATION

Statement of Executive Compensation for
Fiscal Year Ended December 31, 2010

Dated March 8, 2011

        As a reporting issuer that is not required to prepare an information circular or an annual information form, NOVA Chemicals Corporation ("NOVA Chemicals" or the "Company") is required by section 11.6 of NI 51-102 to file certain executive compensation information.

        For purposes of this Statement of Executive Compensation, "Named Executive Officer" ("NEO") of the Company means an individual who, at any time during the year, was:

  (a)
  the Company's chief executive officer ("CEO");

  (b)
  the Company's chief financial officer ("CFO");

  (c)
  each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeded Cdn$150,000; and

  (d)
  any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

        Based on the foregoing definition, during the last completed fiscal year of the Company, there were six (6) Named Executive Officers, namely: CEO, Randy G. Woelfel; Senior Vice President and CFO, Todd D. Karran; Senior Vice President, Operations, William G. Greene; Senior Vice President and President Olefins and Feedstock, Grant C. Thomson; Vice President, General Counsel and Assistant Corporate Secretary, William C. Mitchell; and former Senior Vice President, Chief Human Resources Officer, Marilyn N. Horner.

        Unless otherwise noted, all compensation amounts paid in Canadian dollars are expressed in U.S. dollars using the following exchange rates:

  2010 $1.00 Canadian = $0.9629 U.S.;
  2009 $1.00 Canadian = $0.8718 U.S.;
  2008 $1.00 Canadian = $0.9397 U.S.

 EXECUTIVE COMPENSATION

Remuneration Committee Information

Composition of the Remuneration Committee

        The Remuneration Committee of the Board of Directors (the "Board") is responsible for overseeing key compensation and human resources policies including the overall executive compensation strategy of NOVA Chemicals and the on-going monitoring of the strategy's implementation. Prior to July 1, 2010, the Remuneration Committee was composed of Mohamed Al Mehairi (Chairman), David Davies, Gerhard Roiss and Georg Thoma. On July 1, 2010, Mr. Davies resigned from the Board of Directors and on December 31, 2010, Dr. Roiss resigned. Effective February 1, 2011, Mark Garrett was appointed to the Remuneration Committee. The Remuneration Committee is currently composed of Mohamed Al Mehairi (Chairman), Georg Thoma and Mark Garrett. None of the members of the Remuneration Committee is or was formerly an executive or employee of NOVA Chemicals.

Governance

        The Remuneration Committee recognizes the importance of maintaining sound governance practices for the development and administration of executive compensation and compensation programs, and has instituted processes that enhance the Remuneration Committee's ability to effectively carry out its responsibilities. Examples include:

  •
  retain external consultants that attend Remuneration Committee meetings when requested by the Remuneration Committee;
  •
  annually engage an independent external compensation consultant to conduct a detailed compensation survey for the Named Executive Officers and other executives; and
  •
  annually review organizational capacity and executive succession planning.

        The Remuneration Committee directs management to gather information and provide initial analyses and commentary. The Remuneration Committee reviews this material along with other information received from external consultants in its deliberations when making executive compensation and other decisions. All matters considered, approved or recommended by the Remuneration Committee are reported to the full Board.

External Advice

        The Remuneration Committee Chairman has direct access to independent external compensation consultants on executive compensation and human resources matters. These consultants provide objective and expert analysis, advice and information on executive compensation trends, regulatory changes and evolving best practices. They also provide advice on compensation program design and compensation recommendations to assist the Remuneration Committee in making informed, fair and reasonable decisions.

        Until October, 2010, Towers Watson was retained to provide executive compensation consulting services. Towers Watson also provides actuarial services for the Company's North American defined benefit pension plans, and retirement and benefits consulting services, as required. In October, 2010, Pay Governance LLC, an independent executive compensation firm, was retained to provide executive compensation consulting services.

Compensation Discussion and Analysis

        The following is the Compensation Discussion and Analysis which outlines and explains all significant elements of compensation awarded to, earned by, or paid to the Named Executive Officers during 2010.

Compensation Philosophy

        NOVA Chemicals' executive compensation policies and programs are designed to attract, retain and motivate key executives through competitive and cost effective approaches that reinforce executive accountability and reward the achievement of business results. Executive compensation consists of four main elements: (a) base salary, (b) annual incentive compensation awarded under NOVA Chemicals' Incentive Compensation Plan, (c) long-term incentive compensation, and (d) retirement, benefit and perquisite programs. The relative weighting of each element is aligned with the Company's philosophy of linking pay to performance. A substantial percentage of executives' compensation is provided in the form of performance-based variable compensation with a greater emphasis on variable components for NOVA Chemicals' senior executives. Actual incentive compensation awards are directly linked to corporate and business unit results and many of the performance measures are aligned with shareholder and other key stakeholders' interests, including financial and non-financial goals (see "Incentive Compensation Plan" and "Long-Term Incentive Programs"). Executive retirement and benefits programs are generally consistent with broader employee programs in the same country. Where certain programs, such as perquisites, are only provided to executives or senior management, they reflect competitive practice and particular business needs and objectives.

        The compensation level for all executives, including the NEOs, is reviewed annually by the Remuneration Committee. A benchmarking process that assesses the policy or target levels of base salary, annual incentive compensation and long-term incentive compensation is conducted each year by the external compensation consultant (see "Benchmark Review"). In addition, the Remuneration Committee seeks and obtains input from the CEO on base salary, and targeted annual incentive and long-term incentive compensation, for executives other than the CEO. The overall objective in setting executive compensation is to ensure that the total targeted value and mix of compensation for each executive compares at the median (50th percentile) of the comparator group (see "Benchmark Review") for the same or similar role. In setting target total compensation, the Remuneration Committee does not consider compensation previously awarded to an individual. The

Remuneration Committee does consider other factors such as each individual's experience and expertise before approving adjustments to compensation. In the case of the NOVA Management Board, the Remuneration Committee determines the value and mix of compensation with input from the external compensation consultant and makes a recommendation to the Board for approval.

        Benefits, retirement programs and perquisites are reviewed periodically by the Remuneration Committee to ensure these programs continue to offer competitive benefits that are cost effective and valued by the organization.

Benchmark Review

        The Remuneration Committee annually monitors comparative total compensation information, using data prepared by the external compensation consultant, to ensure that target levels of overall compensation are competitive with similar North American chemical companies. Comparator group information is also used in determining base salary ranges, annual incentive compensation target awards and assessing the competitiveness of NOVA Chemicals' long-term incentive compensation awards for all executives, including the NEOs.

        NOVA Chemicals benchmarks against North American chemical companies with whom it competes for talent. Many positions are similar across the industry, and the comparator group effectively represents competitive pay levels for comparable positions. In certain cases, the comparator group is expanded to include a broader chemical company comparator group or general industry to ensure sufficient data is considered and to reflect the broader market for staff positions.

        The Remuneration Committee reviews the composition of the comparator group periodically for continued relevance. In October 2009, Towers Watson conducted a review of the comparator group. This review was initiated to ensure that the comparator group continued to be representative of those companies with which NOVA Chemicals competes for talent and to be more reflective of compensation practices of privately owned companies. As a result of this review, four additional companies were added to the comparator group. For determining 2010 compensation, NOVA Chemicals' comparator group included the following chemical companies:

Air Products and Chemicals, Inc.	FMC Corporation
Ashland Inc.	Georgia Gulf Corporation
BASF (North America)	Lanxess Corporation
Bayer MaterialScience AG	The Lubrizol Corporation
Cabot Corporation	LyondellBasell Industries
Chevron Phillips Chemical Company LLC	Methanex Corporation
The Dow Chemical Company	PPG Industries, Inc.
Eastman Chemical Company	Praxair, Inc.
E.I. du Pont de Nemours and Company

Key Elements of Compensation

        The major elements of the executive compensation program are base salary, annual incentive compensation awards, and long-term incentive compensation. In addition, the NEOs are eligible to and participate in group benefit and retirement plans. In any particular year, NOVA Chemicals' NEOs and other executives may be paid more or less than executives at comparable chemical companies depending on corporate and individual performance, as well as their relative experience.

        The following table summarizes each component of the total direct compensation(1) ("TDC") for the NEOs and other executives:

Base Salary	Incentive Compensation Plan	Long-Term Incentive Plans
The fixed portion of compensation tied to market competitiveness, level of responsibility and demonstrated experience	Annual variable compensation which provides awards contingent on achievement of financial and non-financial metrics that support NOVA Chemicals' corporate and business/function/ individual performance	Long-term variable compensation where grants are awarded to align the interests of management with the long term interests of NOVA Chemicals' shareholder and other key stakeholders

(1)
NOVA Chemicals does not consider retirement benefits, benefits programs or perquisites direct compensation.

        The targeted mix of TDC—base salary, targeted annual incentive compensation and targeted annual value of long-term incentive compensation—for 2010 for each Named Executive Officer who is currently a NEO is as follows:

R.G. Woelfel	T.D. Karran	W.G. Greene	G.C. Thomson	W.C. Mitchell

        Based on the benchmark review for 2010, the Remuneration Committee and the Board determined that the NEOs' TDC remained competitive and no increases were made to the NEOs' TDC for 2010.

  Base Salaries

        Base salaries for all executives, including the NEOs, are paid within salary ranges established for each position on the basis of the level of responsibility relative to other positions in NOVA Chemicals. The salary range for each position is determined through an annual comparative salary survey of NOVA Chemicals' North American chemical companies comparator groups.

        Base salary is targeted at the median (50th percentile) of the comparator group for each executive. Individual salaries within each range are determined by each executive's experience, expertise and contribution to NOVA Chemicals.

        For 2010, based on the benchmark analysis, no increases were made to the NEOs' base salaries.

  Incentive Compensation Plan

        Annual incentive compensation is awarded to executives, including the NEOs, senior managers and other leaders under the Incentive Compensation Plan, which is designed to align incentive compensation awards to actual business results, address uncontrollable elements and motivate participants. This plan provides cash awards based on corporate and business/functional/individual performance, measured against objectives which are typically determined at the beginning of each performance period. As an executive's responsibility level increases, incentive compensation represents an increasing portion of total cash compensation. The Incentive Compensation Plan constitutes a significant part of total cash compensation for the NEOs.

        Incentive Compensation Plan awards are based on two categories:

    (a)
    corporate performance—for 2010, corporate performance was based on the achievement of net profit, net operational cash flow and Responsible Care targets; and

    (b)
    business/functional/individual performance—based on the achievement of business or functional related objectives such as financial targets, operating performance or other specific team or individual objectives.

        The 2010 targeted awards for all Incentive Compensation Plan participants, including the NEOs, were weighted 30% on corporate performance and 70% on business/functional/individual performance.

        Objectives under corporate performance and business/functional/individual performance are typically set at the beginning of the performance period by the Remuneration Committee. For 2010, the Remuneration Committee evaluated corporate performance based on the three corporate objectives identified above that NOVA Chemicals believed were important to successfully drive the 2010 operating plan. The Remuneration Committee determined the significance of the objectives and weighted each accordingly as follows:

Weighting	Performance Objective	Reason for Objective
15%	Net Profit	• Measures the profitability in the context of operating performance. The emphasis is on delivering strong, recurring profits, and defining and delivering a clear path for profitability growth

10%	Net Operational Cash Flow	• Measures how well the Company manages its cash flow. NOVA Chemicals consistently aims to manage its working capital efficiently and demonstrate prudent cash management

5%	Responsible Care includes two objectives, each weighed equally:	• Measures NOVA Chemicals' commitment to providing a safe working environment

	• Total Recordable Case Rate	• Measures the number of recordable employee injuries or illnesses

	• Process fires	• Measures any fire or evidence of a flame—reducing process fires reduces the risk of serious injury, or major equipment or environmental damage

        Business/functional/individual performance is measured using financial, operational and strategic objectives specific to each participant's role. These objectives are a mix of quantitative and qualitative measures and may relate to:

  •
  financial objectives—business unit profitability, fixed and variable costs reductions;
  •
  sales volumes;
  •
  introduction of new technology and market penetration;
  •
  effective relationships with external parties;
  •
  human resources related objectives such as retention, diversity and effective leadership; and
  •
  quality and cost controls.

        The Remuneration Committee sets a performance range for all objectives. Target performance is meant to be challenging yet achievable and, if met, the payout for that objective is 100%. If threshold performance is not achieved, no payout is awarded. Maximum performance is meant to be a stretch objective resulting in exceptional results. If maximum performance is met or exceeded, the payout is 250% of target for that objective.

        The actual incentive compensation award paid each year, if any, is determined with reference to achievement of the various objectives in the performance categories described above. Following the performance period, actual performance is assessed against target performance for each objective. The performance rating by which the incentive compensation award is calculated is pro-rated between threshold and maximum performance depending on actual performance under each objective.

        Provision is also made in the Incentive Compensation Plan to pay incentive compensation awards in excess of the target award, to a maximum established by the Remuneration Committee, if performance is exceptional.

        For 2010, corporate objectives were 216.7% of target: 250% for net profit, 250% for net operational cash flow and 50% for Responsible Care.

        In accordance with "COC Agreements" (see "NEO Agreements—Change of Control Agreements"), Messrs. Greene and Thomson, and Ms. Horner are entitled to receive an incentive compensation award at the greater of the average of their 2008, 2007 and 2006 incentive compensation awards and actual performance.

        The NEOs overall performance rating and payout amounts for 2010 were as follows:

	Performance Rating	Payout Amount
R.G. Woelfel	168%	$428,700
T.D. Karran	168%	$261,950
W.G. Greene	169%	$264,300
G.C. Thomson	175%	$287,090
W.C. Mitchell	132%	$184,650
M.N. Horner	163%	$288,650

  Long-Term Incentive Program

        A significant portion of an executive's compensation is awarded as long-term incentives. This supports the compensation objective of linking pay to long term corporate performance by putting compensation at risk. For 2010, the Company decided to grant 40% of the 2010 long term incentive award as a time based, retention award and establish the criteria for the remainder of the award in 2011. The 40% time based portion of the 2010 award vested on February 10, 2011 and was paid at the end of February, 2011. Generally, participants must be employed with the Company on the vesting date to receive payment.

        Annual reviews are conducted to ensure that NOVA Chemicals' long-term incentive program provides comparable expected value to similar North American chemical companies. The value of long-term incentive grants awarded to the NEOs and other key employees are determined by the Remuneration Committee. NEOs' grants are based on information from an annual comparator group analysis of the value and mix of total direct compensation conducted by the external compensation consultant, including base salary, incentive compensation and long-term incentives. Based on this analysis, the Remuneration Committee examined the long-term incentive practices of the Company's comparator group to determine the 50th percentile long-term incentive award for each executive position. In determining long-term incentive compensation awards, the Remuneration Committee does not consider the value or terms of outstanding awards.

  Retirement Plans

        The NEOs and other executives participate, on a contributory and non-contributory basis, in the retirement plans offered to NOVA Chemicals' salaried employees. Canadian employees hired prior to January 1, 2000 participate in a registered plan that offers either defined contribution or defined benefit provisions. Canadian employees hired on or after January 1, 2000 participate in the defined contribution component of the Canadian plans. U.S. salaried employees who were hired prior to January 1, 2008 have accrued pension benefits under NOVA Chemicals' U.S. salaried defined benefit plan and participate in the U.S. salaried defined contribution plan. U.S. salaried employees hired on or after January 1, 2008 participate only in the U.S. defined contribution plan.

        NOVA Chemicals' salaried employees, including the NEOs, may also participate in supplemental executive retirement plans ("SERPs") which are non-registered, unfunded supplemental retirement plans. The primary purpose of the SERPs is to provide retirement benefits that cannot be paid from registered plans due to tax limits. The SERPs also provide retirement benefits to NEOs and other key employees who have relocation arrangements. In addition, U.S. executives may participate in the U.S. Savings and Profit Sharing Restoration Plan (the "Restoration Plan"), the purpose of which is to continue defined contributions for executives who exceed legislated maximums.

  Benefits and Perquisites

        Non-cash compensation includes employee benefits and perquisites. NOVA Chemicals' non-cash compensation programs are designed to approximate the median of North American chemical companies and are periodically benchmarked against NOVA Chemicals' comparator groups. NEOs do not receive any non-cash compensation that is different from that received by other executives, other than annual perquisite allowance. In addition, retirement benefits as described under "Supplemental Executive Retirement Plans and Supplemental Pension Agreements", annual financial and tax planning services and club memberships have been provided to certain NEOs.

Summary Compensation Table

        The following table sets forth the compensation the Named Executive Officers earned in the fiscal years ended December 31, 2008, 2009 and 2010:

					Incentive Compensation Awards (Non-Equity)(4)
						Compensatory Changes to Pension Value(5)
				Long-Term Incentive Compensation(2)(3)
		Salary(1) (US$)			Cash (US$)	DB Value(6) (US$)		DC Employer Contributions(7) (US$)	All Other Compensation(8)(9) (US$)		Total Compensation (US$)
Name and Principal Position	Year			(US$)
R.G. Woelfel Chief Executive Officer	2010 2009 2008	425,000 86,164 N/A	(10)	467,500 N/A N/A	428,700 51,700 N/A	N/A N/A N/A	(11) (11) (11)	42,903 8,091 N/A	103,409 53,598 N/A	(12) (13)	1,467,512 199,553 N/A

T.D. Karran Senior Vice President and Chief Financial Officer	2010 2009 2008	312,000 276,167 260,865	(14)	312,000 189,700 180,215	261,950 228,400 159,300	0 0 0	(15) (15) (15)	48,636 39,362 44,328	18,268 243,104 21,064	(16)	952,854 976,734 665,773

W.G. Greene Senior Vice President, Operations(17)	2010 2009 2008	312,000 312,000 312,000		312,000 312,000 312,000	264,300 216,700 165,450	0 0 0	(18) (18) (18)	74,018 71,774 77,126	19,962 20,571 34,161		982,280 933,044 900,737

G.C. Thomson Senior Vice President, President, Olefins and Feedstock(19)	2010 2009 2008	328,558 281,090 276,514		318,323 336,302 186,302	287,090 206,268 159,890	118,000 60,000 111,000		N/A N/A N/A	32,257 19,201 40,429		1,084,228 902,861 774,135

W.C. Mitchell Vice President, General Counsel and Assistant Corporate Secretary	2010 2009 2008	280,800 229,000 229,000		280,800 114,500 114,500	184,650 139,550 126,500	5,000 16,000 16,000		58,849 52,970 59,085	19,762 19,225 22,841		829,861 571,245 567,926

M.N. Horner Former Senior Vice President and Chief Human Resources Officer	2010 2009 2008	340,000 340,000 319,000	(20)	527,000 527,000 312,000	288,650 272,300 206,830	25,000 0 58,000	(18) (18)	103,252 87,628 84,141	2,931,427 32,222 69,327	(21) (22)	4,215,329 1,295,150 1,049,298

Notes:

(1)
See "Compensation Discussion and Analysis—Base Salaries".

(2)
Prior to the Arrangement Agreement between NOVA Chemicals and International Petroleum Investment Corporation ("IPIC"), NOVA Chemicals awarded equity based long term incentives, including stock options, equity appreciation units ("EAUs") and restricted stock units ("RSUs"). Pursuant to the terms of the Arrangement Agreement on July 6, 2009 ("the Arrangement Date"), all outstanding options and EAUs vested and were cancelled, and all outstanding RSUs vested and were cancelled in exchange for a cash payment of US$6.00. As of the Arrangement Date, NOVA Chemicals does not sponsor equity based long-term compensation plans.

(3)
2010 Long-Term Incentive Awards are cash-based. The awards vest and are payable as follows: 40% in February, 2011; 30% in February, 2012; and 30% in February, 2013.

(4)
Awards under the Incentive Compensation Plan are earned in the year reported and paid prior to March 15 the following year unless the NEO elected to defer all or a portion of the award to the Restoration Plan. For further information, see "Compensation Discussion and Analysis—Restoration Plan". The elections of the NEOs are listed below:

	2010	2009	2008
R.G. Woelfel	7%	N/A	N/A
T. D. Karran	6%	6%	6%
W.G. Greene	7%	6%	6%
G.C. Thomson	N/A	N/A	N/A
W.C. Mitchell	27%	25%	20%
M.N. Horner	8%	8%	8%

  The Restoration Plan is a U.S. Plan and only employees resident in the U.S. can participate in this Plan. Mr. Thomson is employed in Canada and does not participate in the Restoration Plan. Mr. Woelfel's employment commenced on October 19, 2009. He did not elect to defer any of his incentive compensation awards in 2009. Ms. Horner received a distribution of her Restoration Plan account after her employment with NOVA Chemicals terminated; see "Retirement Plans—Defined Contribution Programs—Defined Contribution Accounts".

  Where an election was made to defer all or a portion of an incentive compensation award to the Restoration Plan, the dollar value reported in this column represents the pre-tax value of the incentive compensation award at the time of the award.

  For further details on 2010 Incentive Compensation Plan objectives, see "Compensation Discussion and Analysis—Incentive Compensation Plan".

(5)
For further details on Pension Values, see "Defined Benefit Pension Obligations" and "Defined Contribution Accounts".

(6)
Messrs. Karran, Greene and Mitchell, and Ms. Horner participate in the Company's U.S. defined benefit programs. Benefits are frozen in these programs other than salary escalation, if any, for Messrs. Greene and Mitchell and Ms. Horner, until the earlier of December 31, 2012 or the date employment is terminated. Mr. Greene and Ms. Horner did not receive salary increases in 2010. For further information on defined benefit pension values see "Retirement Plans—Defined Benefit Programs—Defined Benefit Pension Obligations".

(7)
Includes NOVA Chemicals' basic, matching and transition contributions, if applicable, made to the U.S. Savings and Profit Sharing Plan and the Restoration Plan, see "Retirement Plans—Defined Contribution Programs".

(8)
Each NEO receives benefits and perquisites in addition to base salary and annual incentive compensation awards. The value of these benefits and perquisites for each NEO, other than Messrs. Woelfel and Karran, and Ms. Horner, does not exceed the lesser of Cdn $50,000 or 10% of the total annual salary. See footnotes (12), (13), (16) and (22).

(9)
This column also includes the dollar value of insurance premiums paid by NOVA Chemicals with respect to term life insurance for the benefit of the NEO and the value of the dividend equivalents earned under the former Restricted Stock Unit Plan ("RSUP"). The RSUP was terminated pursuant to the Arrangement Agreement.

(10)
Mr. Woelfel was hired on October 19, 2009. His compensation was pro-rated for the time he was employed in 2009.

(11)
Mr. Woelfel does not participate in any of NOVA Chemicals' defined benefit pension programs.

(12)
Mr. Woelfel received a bonus of $75,000 in 2010.

(13)
Mr. Woelfel received a bonus of $50,000 in 2009.

(14)
On November 16, 2009, Mr. Karran was appointed Senior Vice President, Chief Financial Officer and Treasurer. His annual salary was increased to $312,000 at that time.

(15)
Mr. Karran participates in the U.S. defined benefit programs however his benefits under these programs were frozen as of December 31, 2007.

(16)
Mr. Karran received a bonus of $225,000 in 2009.

(17)
Mr. Greene was appointed Senior Vice President, Operations on December 15, 2009.

(18)
Mr. Greene and Ms. Horner participate in the U.S. defined benefit programs and are eligible for Transition Benefits but did not receive salary increases during these periods. For further information on defined benefit pension values, see "Retirement Plans—Defined Benefit Programs—Defined Benefit Pension Obligations".

(19)
Mr. Thomson was appointed Senior Vice President and President, Olefins and Feedstock on December 15, 2009.

(20)
On September 24, 2008, Ms. Horner was appointed Senior Vice President, Chief Human Resources Officer. Her annual salary was increased to $340,000 at that time.

(21)
Ms. Horner's employment was terminated pursuant to her COC Agreement, as amended, on December 30, 2010. Includes severance payment of $2,900,736.

(22)
Ms. Horner's 2008 perquisites include a golf course initiation fee in the amount of $38,000.

Retirement Plans

Defined Benefit Programs

        NOVA Chemicals sponsors defined benefit programs in Canada and the United States both of which have been redesigned and are not available to new hires. Messrs. Greene and Mitchell are the only NEOs who meet the eligibility requirements for transition benefits in the U.S defined benefit plans. These NEOs accrued benefits under the U.S. defined benefit plan. Mr. Karran participates in the U.S. defined benefit plan but was not eligible for transition benefits. His benefit was frozen as of December 31, 2007. Mr. Woelfel was hired after the U.S. defined benefit plan was frozen and does not participate in NOVA Chemicals' defined benefit programs. Mr. Thomson participates in the Canadian defined benefit programs.

  Canadian Defined Benefit Program

        The Canadian defined benefit pension component under NOVA Chemicals' Canadian pension plans for salaried employees provides retirement income based on the employee's years of service and the average base salary of the highest 36 consecutive months of the employee's final 10 years of service ("Highest Average Earnings") adjusted to reflect benefits payable under government sponsored plans.

        NOVA Chemicals' Canadian defined benefit pension component provides a benefit formula that is integrated with the Canada Pension Plan. The non-contributory annual benefit is equal to the sum of (a) plus (b) where:

  (a)
  is 1.0% of credited service multiplied by the lesser of:

  (i)
  Highest Average Earnings; or

  (ii)
  Average Maximum Pensionable Earnings (defined below); and

  (b)
  is 1.6% of credited service multiplied by the amount, if any, by which the Highest Average Earnings exceeds the Average Maximum Pensionable Earnings.

        Average Maximum Pensionable Earnings is the three year average of the year's maximum pensionable earnings as determined in accordance with the Canada Pension Plan Act.

        Married retirees receive a 60% joint and survivor pension benefit, and single retirees receive an annuity for life guaranteed for five years after the pension benefits commence. Pension benefits are indexed, as applicable, after retirement based on a formula of 75% of the increase in the national Canadian consumer price index minus 1% up to a maximum of 5%.

        Normal retirement age under the defined benefit pension component is 65, however, a member can retire with full benefits at age 62. Members may also elect early retirement and receive a reduced pension if they are between ages 55 and 62.

        On December 31, 1999, NOVA Chemicals introduced a defined contribution pension component to its Canadian pension plans for salaried employees. Employees were permitted to make a one-time irrevocable election to convert their defined benefits to the defined contribution pension or remain with their defined benefit pension. Mr. Thomson and Ms. Horner elected to remain in the defined benefit pension component. Mr. Karran was also a Canadian resident at that time and elected to convert his defined benefit to defined contribution pension. All Canadian employees who joined NOVA Chemicals after December 31, 1999 are members of the defined contribution pension component of the Canadian pension plans for salaried employees (see "Defined Contribution Programs").

  U.S. Defined Benefit Program

        All U.S. salaried employees hired prior to December 31, 2007 participate in a defined benefit pension plan. Effective December 31, 2007, NOVA Chemicals froze this defined benefit plan and amended the defined contribution plan (see "Defined Contribution Programs") to provide certain enhancements. Employees who had attained the age of 50 with at least one year of service as of December 31, 2007 ("Transition Employees") qualify for transition benefits, including earnings escalation for purposes of calculating defined benefits, for up to five years. Messrs. Greene and Mitchell and Ms. Horner were eligible for these transition benefits. Mr. Karran did not qualify for transition benefits. Mr. Woelfel was hired subsequent to the freeze date and is not eligible to participate in the Company's defined benefit programs. Mr. Thomson participates in the Canadian defined benefit programs.

        The benefit formula for the U.S. defined benefit plan is 1.2% of the Final Average Earnings multiplied by credited service. Final Average Earnings is the average of the highest 36 consecutive months of base salary in the 10 years prior to December 31, 2007 or for Transition Employees, the earlier of December 31, 2012 and the Transition Employee's termination date. The pension benefit for a single retiree is a whole life benefit while a married retiree's benefit is a 100% joint and survivor benefit. Such benefit is provided by reducing the whole life benefit during the life of the retiree in order to provide 100% of that reduced benefit to the surviving spouse.

        Normal retirement age under the U.S. defined benefit plan is 65, however, a member can retire with full benefits at age 62. Members may also elect early retirement and receive a reduced pension if they are between the ages of 55 and 62 and have at least five years service.

  Supplemental Executive Retirement Plans and Supplemental Pension Agreements

        NOVA Chemicals' defined benefit pension programs are subject to the Income Tax Act or the Internal Revenue Code ("IRC") maximum annual benefit accrual limits. NOVA Chemicals has adopted Supplemental Executive Retirement Plans ("SERPs") to provide supplementary pension payments, computed with reference to the earned pension under NOVA Chemicals' defined benefit pension programs. These supplementary payments are above the maximum annual benefit accrual permitted by the Income Tax Act or the IRC and, therefore, are not deductible for income tax purposes by NOVA Chemicals until paid to the respective executive or employee. The aggregate supplementary pension benefits are generally equivalent to the benefit which would be earned under NOVA Chemicals' pension plans without the maximum annual benefit accrual limit described above. For senior U.S. executives, including the NEOs, other than Mr. Woelfel who is not eligible to participate in the Company's defined benefit programs, Final Average Earnings are calculated using base salary plus incentive compensation awards under the U.S. SERP. Consistent with the redesign of the U.S. defined benefit pension plan, the U.S. SERP was frozen as of December 31, 2007 other than for transition benefits, and relocation and special pension arrangements as detailed below.

        The SERPs also provide supplementary pension payments to executives who have relocation arrangements. Ms. Horner and Mr. Greene relocated from Canada to the U.S., and Mr. Thomson relocated from Canada to the U.S. and then back to Canada. These NEOs have service in Canada and the U.S., and are entitled to the relocation pension arrangement. Under this arrangement, executives receive the greater of the total of their accrued benefits under each defined benefit program in which they have participated or the accrued benefit under the defined benefit program from which they retire assuming credited service under that plan recognizes all of the executive's service with the Company.

  Defined Benefit Pension Obligations

        The following table summarizes the defined benefit pensions as of December 31, 2010 for each NEO, other than Mr. Woelfel. Mr. Woelfel does not participate in NOVA Chemicals' defined benefit programs. Mr. Karran participates in the U.S. defined benefit programs but his benefits were frozen as of December 31, 2007. The values in the following tables are based on the same actuarial assumptions, methods and measurement dates used by NOVA Chemicals for financial reporting purposes and do not represent the value of the pension benefit an NEO would receive on retirement.

	Years of Credited Service(1)				Accrued (Projected) Annual Pension Benefit(2)			Estimated Annual Pension Benefit at Age 65(3)(4)
	Under the U.S. Defined Benefit Pension Plan (#)		Final Average Earnings
		Under the Canadian Defined Benefit Component (#)			U.S. Defined Benefit Pension Plan (US$)	Canadian Defined Benefit Component(10) (US$)		U.S. Defined Benefit Pension Plan (US$)	Canadian Defined Benefit Pension Plan (US$)
Name			U.S. (US$)	Canada (US$)			SERP (US$)			SERP (US$)
T.D. Karran	4.7	N/A	311,500	N/A	11,800	N/A	33,600	11,800	N/A	33,600
W.G. Greene(5)	8.3	14.6	529,500	317,700	24,000	35,100	65,000	24,000	35,100	65,000
G.C. Thomson(5)	10.8	10.7	491,300	307,500	25,900	25,600	62,500	25,900	25,600	62,500
W.C. Mitchell	4.9	N/A	394,200	N/A	13,800	N/A	9,400	13,800	N/A	9,400
M.N. Horner(5)(6)	7.8	14.2	595,700	351,500	22,600	34,000	76,500	22,600	34,000	76,500

Notes:

(1)
Years of credited service is the service used to calculate the defined benefit pension benefit. Service under the U.S. defined benefit programs includes service while resident in the U.S. prior to December 31, 2007, the date the U.S. defined benefit pension programs were frozen. Credited service under the Canadian defined benefit component includes service while resident in Canada.

(2)
These values represent the single life annuity payable at age 65 for the U.S. programs and a 60% joint and survivor annuity for the Canadian defined benefit pension component reflecting pay and service as of December 31, 2010 for all NEOs except for Ms. Horner where the amounts are as of December 30, 2010.

(3)
Age 62 is the earliest age an individual can receive full retirement benefits.

(4)
Assuming each NEO remains with NOVA Chemicals until his normal retirement date reflecting projected service, if applicable, and pay as of December 31, 2010, other than Ms. Horner whose employment was terminated on December 30, 2010.

(5)
Messrs. Greene and Thomson, and Ms. Horner are entitled to receive the greater of: the sum of their Canadian and U.S. pension benefits, and their U.S. or Canadian pension benefit assuming all of their service was in the U.S. or Canada depending on the country from which they retire.

(6)
Ms. Horner elected to receive her benefit as a lump sum payment (see following table).

        The change in the defined benefit pension for each NEO participating in a defined benefit program for 2010 is as follows:

		Annual Benefits Payable ($)					Non-Compensatory Changes Related to Financing Costs and Non-Compensation Assumption Changes (US$)(3)
					Accrued (Projected) Obligation at Dec. 31, 2009 (US$)(2)	Compensatory Changes Related to Current Service Cost and Earnings Increases (US$)(1)(2)			Accrued (Projected) Obligation at Dec. 31, 2010 (US$)(2)
	Number of Years Credited Service(1)							Change in Obligation since Dec. 31, 2009 (US$)
Name		At Year End(2)		At Age 65(2)
T.D. Karran(4)	4.7	N/A	(5)	45,400	250,000	N/A	19,000	19,000	269,000
W.G. Greene(4)	22.9	103,500	(6)	124,100	1,261,000	(4,000)	288,000	284,000	1,545,000
G.C. Thomson	21.5	93,300	(6)	114,000	1,038,000	118,000	166,000	284,000	1,322,000
W.C. Mitchell(4)	4.9	20,500	(6)	23,200	249,000	5,000	16,000	21,000	270,000
M.N. Horner(4)	22.0	N/A	(5)	133,100	1,207,000	25,000	151,000	176,000	1,383,000	(7)

Notes:

(1)
Years of credited service is the service used to calculate the defined pension benefit. Service under the U.S. defined benefit pension programs was frozen as of December 31, 2007. Years of credited service under the Canadian defined benefit pension component represents credited service as of date of transfer to the U.S.

(2)
These values are based on the same actuarial assumptions, methods and measurement date used by NOVA Chemicals for financial statement reporting purposes which may be different than the assumptions used to calculate pension benefits payable to a NEO. The values reflect service as of the measurement date and future increases in salaries, as applicable. These values do not represent the value of the pension benefit that a NEO would receive on retirement.

(3)
Reflects the impact of interest on prior year's obligations, changes in discount rates used to measure the obligations and the impact of assumption and employee demographic changes.

(4)
The assumptions used to calculate pension values for accounting purposes assume future salary increases. These NEOs do not quality for Transition Benefits or did not receive a salary increase in 2010.

(5)
Mr. Karran and Ms. Horner were not early retirement eligible and not eligible to receive an annual benefit as at December 31, 2010.

(6)
These values represent Messrs. Greene, Thomson and Mitchell's early retirement annuity immediately payable as at December 31, 2010.

(7)
Ms. Horner elected to receive her benefit as a lump sum payment on December 30, 2010.

(8)
The key actuarial assumptions used in calculating these values are as follows:

U.S. Defined Benefit Programs	December 31, 2010	December 31, 2009
Discount Rate	4.60%	4.70%
Salary Increase	4.00%	4.50%
Percent Electing a Lump Sum	100%	100%
Lump sum interest rate
• Other NEOs	4.60%	4.70%
Mortality
• Other NEOs	IRS Prescribed Table for 2011 Lump Sum Distributions	IRS Prescribed Table for 2010 Lump Sum Distributions
Retirement
• Other NEOs	Age-related table with an average retirement age of 63	Age-related table with an average retirement age of 63
Canadian Defined Benefit Programs
Discount Rate	5.10%	5.80%
Salary Increase	4.00%	4.00%
Indexing	0.50%	0.50%
Escalation of ITA Maximum Pension for Registered Plan	$2,494 in 2010 per year of service, escalating 2.75% thereafter	$2,444 in 2009 per year of service, escalating 2.75% thereafter
Mortality	UP 1994 projected to 2020 using Scale AA	UP 1994 projected to 2020 using Scale AA
Percent of Retiring Members Electing a Lump Sum	Eastern Region Plan—20%	Eastern Region Plan—20%
	Western Region Plan—40%	Western Region Plan—40%
Retirement	Age-related table with an average retirement age of 62	Age-related table with an average retirement age of 62

        The method used to determine estimated pension benefits may not be identical to the method used by other companies. Therefore, the estimated pension benefits may not be directly comparable to other companies' estimated pension benefits.

Defined Contribution Programs

        NOVA Chemicals sponsors defined contribution programs in Canada and the United States.

  Canadian Defined Contribution Program

        Canadian employees who joined NOVA Chemicals after December 31, 1999, and employees who elected to convert their defined benefits to the defined contribution component of the Canadian pension plans as explained above, participate in the Canadian defined contribution program. NOVA Chemicals contributes 6% of a Canadian employee's base salary to a defined contribution account and the employee may elect to make voluntary contributions. Contributions are locked in until the employee terminates from NOVA Chemicals. Mr. Karran was an active participant until he relocated to the U.S. in 2000. He continues to maintain an account in the Canadian program.

U.S. Defined Contribution Program

        The U.S. Savings and Profit Sharing Plan (the "U.S. Savings Plan") was redesigned when the U.S. defined benefit pension plan was frozen. Effective January 1, 2008, NOVA Chemicals makes contributions to each U.S. employee's account of 3% of total pay and matching contributions of up to 6% of total pay for total Company contribution of up to 9% of total pay. Transition Employees receive, until the earlier of December 31, 2012 and the Transition Employee's termination date, an additional transition contribution of 5% of total pay. Total pay includes base salary, incentive compensation awards, profit sharing, shift differential and overtime. In addition, employees may make voluntary employee contributions to the plan. All of the NEOs participate in the U.S. Savings Plan.

Canadian Defined Contribution SERP and U.S. Restoration Plan

        NOVA Chemicals' defined contribution programs are also subject to maximum annual contributions under the Income Tax Act and the IRC. NOVA Chemicals has adopted a SERP in Canada and the Restoration Plan in the U.S. to provide a mechanism to continue defined contributions for employees who exceed the legislated maximums.

        The Canadian SERP provides a notional account for contributions or conversion amounts that exceed the legislated maximums. The accounts are credited with earnings equivalent to the earnings of the balanced fund that is offered as an investment under the Canadian defined contribution program. Mr. Karran has a notional defined contribution account under the Canadian SERP.

        In the U.S., when total pay of an executive, including the NEOs, exceeds the legislated maximum, excess Company contributions are made to the Restoration Plan. In addition, participants may elect, prior to each performance year, to make voluntary employee contributions to the Restoration Plan of their base salary, incentive compensation award and profit sharing. If an employee elects to make voluntary contributions, Company matching contributions are made to the Restoration Plan after total pay exceeds the IRC maximums. All of the NEOs, other than Mr. Woelfel, participated in the Restoration Plan in 2009.

Defined Contribution Accounts

        The following table summarizes each NEO's defined contribution account for 2010:

			COMPENSATORY		NON-COMPENSATORY
	Account Balance Jan. 1, 2010		2010 Company Contributions(1)		2010 Employee Contributions		2010 Investment Earnings		Account Balance Dec. 31, 2010
	Savings Plan (US$)	Restoration Plan / Canadian SERP (US$)	Savings Plan(1) (US$)	Restoration Plan / Canadian SERP (US$)	Savings Plan (US$)	Restoration Plan / Canadian SERP (US$)	Savings Plan (US$)	Restoration Plan / Canadian SERP (US$)	Savings Plan (US$)	Restoration Plan / Canadian SERP (US$)
R.G. Woelfel	27,870	N/A	22,050	20,853	22,000	33,369	3,269	953	75,190	55,175
T.D. Karran	407,393	142,861	22,050	26,586	16,500	32,424	69,023	22,672	514,095	224,544
W.G. Greene	186,935	172,791	34,300	39,718	22,000	34,842	14,429	5,049	257,664	252,400
G.C. Thomson(2)	198,724	6,236	N/A	N/A	N/A	N/A	17,543	551	216,268	6,787
W.C. Mitchell	112,146	116,778	34,300	24,549	17,200	74,200	1,262	(1,891)	166,355	213,636
M.N. Horner	197,577	193,763	34,300	82,099	22,000	66,513	26,965	28,559	280,842	370,934	(3)

Notes:

(1)
Includes Company contributions: 3% basic contributions, 5% transition contributions, if applicable, and up to 6% matching contributions for NEOs actively participating in these plans.

(2)
Mr. Thomson is not an active participant of any defined contribution programs. These values represent Mr. Thomson's defined contribution accounts earned when he resided in the U.S. together with earnings thereon.

(3)
Ms. Horner received a distribution of this account on December 30, 2010.

NEO Agreements

Change of Control Agreements

        NOVA Chemicals entered into Key Employee Termination Benefit Agreements (the "COC Agreements") with executives, including Messrs. Greene and Thomson, and Ms. Horner, to induce them to remain with NOVA Chemicals in the event of a change of control. IPIC's acquisition of NOVA Chemicals pursuant to the Arrangement Agreement constituted a change of control and the COC Agreements became effective on the

Arrangement Date. The COC Agreements provide that on the termination without cause or constructive dismissal of such NEO within three years following the change of control, the NEO is entitled to receive a lump sum severance payment (based on base salary, incentive compensation and other compensation) and continuation of certain benefits during the severance period, which is 30 months for Ms. Horner, 21 months for Mr. Greene and 18 months for Mr. Thomson. Mr. Greene is entitled to receive an additional $100,000 upon termination of employment. Mr. Thomson is entitled to receive Cdn. $330,600 within 30 days after July 6, 2012 if Mr. Thomson does not resign or retire prior to July 6, 2012. If the Company terminates Mr. Thomson before July 6, 2012, Mr. Thomson will receive an additional $330,600 in severance. Ms. Horner's COC Agreement, as amended, also provided that she could terminate her employment on or before December 31, 2010 and receive the severance benefits. In addition, Ms. Horner is entitled to relocation costs to Calgary or equivalent location as set out in NOVA Chemicals' Relocation Guidelines, and a tax equalization payment in the event her severance payment is subject to the change of control golden parachute excise tax. Ms. Horner's employment was terminated on December 30, 2010 and she received a severance payment pursuant to her COC Agreement (see "Summary Compensation Table" and "Payments on Separation from Service").

Employment Contracts

        NOVA Chemicals and its subsidiaries have entered into employment contracts with certain NOVA Chemicals' executives, including Messrs. Woelfel, Karran and Mitchell. The employment contracts provide for a three year term of service for Mr. Woelfel and an indefinite term of service for Messrs. Karran and Mitchell.

        In the event of termination of Messrs. Woelfel, Karran or Mitchell's employment other than for cause (as defined in the employment contract), resignation or retirement, each is entitled to be paid a lump sum payment equal to 18 months severance, conditional upon execution and delivery of a release. For these individuals, the lump sum payments are based on: a) base salary in effect at the time of termination; b) Incentive Compensation Plan award calculated at target; c) Savings Plan contributions; and d) perquisite allowance. In addition, these NEOs are entitled to continued medical, dental and life insurance coverage, financial counseling and outplacement support if they are terminated without cause.

        Each NEO has also agreed not to disclose or use for his own benefit confidential information, except as necessary to perform his or her duties to NOVA Chemicals or as required by law. Also, during his employment with NOVA Chemicals, no NEO may engage in or render services to a competing business and for a one year period after termination of employment, no NEO may solicit customers, suppliers or employees to terminate their relationship with NOVA Chemicals.

Payments on Separation of Service

        The following tables set forth the circumstances that trigger payments or provision of benefits under the NEO Agreements and the estimated value of the payments assuming the triggering event occurred on December 31, 2010. For Ms. Horner, who terminated from NOVA Chemicals on December 30, 2010 pursuant to her COC Agreement, only the value of her payment following change of control is disclosed.

		SEVERANCE AMOUNT
R.G. Woelfel(3)	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)	Total Incremental Obligation (US$)
Retirement	N/A	N/A	N/A	N/A	N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A	N/A	N/A	0
Involuntary Termination without Cause	18	637,500	382,500	214,528	N/A	N/A	1,234,528
Involuntary Termination for Cause	N/A	N/A	N/A	N/A	N/A	N/A	0
Termination Following Change of Control	18	637,500	382,500	214,528	N/A	0	1,234,528

		SEVERANCE AMOUNT
T.D. Karran	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)	Total Incremental Obligation (US$)
Retirement	N/A	N/A	N/A	N/A	N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A	N/A	N/A	0
Involuntary Termination without Cause	18	468,000	234,000	149,087	17,700	N/A	868,787
Involuntary Termination for Cause	N/A	N/A	N/A	N/A	N/A	N/A	0
Termination Following Change of Control	18	468,000	234,000	149,087	17,700	0	868,787

		SEVERANCE AMOUNT
W.G. Greene(4)	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)		Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)	Total Incremental Obligation (US$)
Retirement	N/A	N/A	N/A	N/A		N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A		N/A	N/A	0
Involuntary Termination without Cause	21	546,000	339,180	275,822	(5)	75,200	N/A	1,236,202
Involuntary Termination for Cause	N/A	N/A	N/A	N/A		N/A	N/A	0
Termination Following Change of Control	21	546,000	339,180	275,822		75,200	0	1,263,202

		SEVERANCE AMOUNT
G.C. Thomson(4)	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)		Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)	Total Incremental Obligation (US$)
Retirement	N/A	N/A	N/A	N/A		N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A		N/A	N/A	0
Involuntary Termination without Cause	18	492,837	219,613	373,541	(6)	291,500	N/A	1,377,491
Involuntary Termination for Cause	N/A	N/A	N/A	N/A		N/A	N/A	0
Termination Following Change of Control	18	492,837	219,613	373,541		291,500	0	1,377,491

		SEVERANCE AMOUNT
W.C. Mitchell	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)	Total Incremental Obligation (US$)
Retirement	N/A	N/A	N/A	N/A	N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A	N/A	N/A	0
Involuntary Termination without Cause	18	421,200	210,600	160,600	31,400	N/A	823,800
Involuntary Termination for Cause	N/A	N/A	N/A	N/A		N/A	0
Termination Following Change of Control	18	421,000	210,600	160,600	31,400	0	823,800

		SEVERANCE AMOUNT
M.N. Horner	Severance Period (# of months)	Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)	Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)	Total Incremental Obligation (US$)
Termination Following Change of Control(7)	30	850,000	547,793	257,613	426,706	818,625	2,900,737

Notes:

(1)
NOVA Chemicals pays annual premiums for post-retirement benefits up to an annual maximum of $6,000 for single retirees and $12,000 for married retirees for U.S. employees hired prior to January 1, 2008, who are age 55 or older with five years service at the time of separation or who meet these requirements during their severance period. Canadian employees who are age 55 or older with five years of service at the time of separation or who meet these requirements during their severance period receive lifetime retiree medical to a maximum amount of $30,000.

(2)
Does not include pension values accrued under the Retirement Plans—see "Retirement Plans—Defined Benefit Pension Obligations".

(3)
Mr. Woelfel's employment contract provides that he is entitled to 18 months severance if he is involuntarily terminated without cause or constructively dismissed on or before December 31, 2012.

(4)
Messrs. Greene and Thomson's termination of employment is governed by their COC Agreements until July 6, 2012.

(5)
Mr. Greene is entitled to receive $100,000 in addition to his 21 months' severance payment if the Company terminates his employment.

(6)
Mr. Thomson is entitled to receive Cdn. $330,600 in addition to his 18 months' severance payment if the Company terminates his employment before July 6, 2012.

(7)
Ms. Horner's COC Agreement provided that NOVA Chemicals would reimburse her amounts owed under Section 280G of the IRC due to excess "parachute" payments.

COMPENSATION OF DIRECTORS

        Directors who are not full time employees of NOVA Chemicals receive compensation for their service as directors. Non-employee director compensation is comprised of: (i) an annual retainer; (ii) annual committee membership retainer; and (iii) annual committee chair retainer.

        Non-employee directors, other than the Chairman of the Board, are paid an annual retainer of $175,000. The Chairman of the Board is paid an annual retainer of $350,000. Committee members who are not the Chair of the Committee receive an additional $50,000 retainer. Committee Chairs receive an additional $80,000 retainer. The compensation for non-employee directors during 2010 is as follows:

Name	Annual Retainer Fee (US$)	Annual Committee Retainer Fee (US$)	Annual Committee Chair Fee (US$)	Supplemental Director Fee (US$)	Total (US$)
Mohamed Al Mehairi(1)	175,000	50,000	80,000	175,000	480,000
Philip J. Brown	175,000				175,000
David C. Davies(2)	72,917	20,833	33,333		127,083
Mark Garrett	175,000			175,000	350,000
Gerhard Roiss(3)	350,000	100,000			450,000
Georg F. Thoma(4)	175,000	100,000		175,000	450,000
Stephen Soules(5)	14,000		3,333		17,333

Notes:

(1)
Mr. Al Mehairi is a member of the Audit Committee and Chair of the Remuneration Committee.

(2)
Mr. Davies resigned on July 1, 2010. He was a member of the Remuneration Committee and Chair of the Audit Committee. These values reflect pro-rated payments to his resignation date.

(3)
Dr. Roiss was Chairman of the Board, and a member of the Audit and Remuneration Committees. Dr. Roiss resigned from the Board on December 31, 2010.

(4)
Mr. Thoma is a member of the Audit and Remuneration Committees.

(5)
Mr. Soules was appointed to the Board of Directors and Chair of the Audit Committee in December, 2010. These values reflect pro-rated payments for the period in 2010 that Mr. Soules was a director and Chair of the Audit Committee.

Indebtedness of Directors and Executives

        As at March 8, 2011 and during fiscal 2010, none of the current or former directors and executives of NOVA Chemicals or any associate of any such director or executive was indebted to NOVA Chemicals.

QuickLinks

  Exhibit 99.3
NOVA CHEMICALS CORPORATION Statement of Executive Compensation for Fiscal Year Ended December 31, 2010 Dated March 8, 2011
EXECUTIVE COMPENSATION
COMPENSATION OF DIRECTORS